February 10, 2014

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561, U.S.A.

Re:	LATAM Airlines Group S.A.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed on April 30, 2013
File No. 001-14728

Dear Mr. Shenk:

By letter dated January 27, 2014, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to LATAM Airlines Group S.A.’s Form 20-F for the Fiscal Year Ended December 31, 2012. In response to the Staff’s comments and on behalf of LATAM Airlines Group S.A. and its consolidated subsidiaries (collectively, “LATAM” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for Fiscal Year Ended December 31, 2012

General

1.	You disclose on page 41 of the 20-F that you have flights from Peru to a destination in Cuba. Your website indicates that you have offices in and flights serving Havana, Cuba. Additionally, you disclose on page 48 of the 20-F that your various LAN airlines are members of the Oneworld alliance; that TAM Airlines will become a member of Oneworld during the second quarter of 2014; and that Tam Airlines currently is a member of Star Alliance. The Oneworld website indicates that current Oneworld members provide flights serving Cuba and Sudan. The Star Alliance website indicates that current Star Alliance members provide flights serving Cuba, Sudan and Syria.

Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, alliance members or other direct or indirect arrangements, since your letter to us dated January 28, 2011. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Since January 28, 2011, our passenger and cargo operations to and from Cuba have ranged from between one and three flights per week, depending on demand. Currently, our passenger and cargo operations to and from Cuba consist of [one flight per week, which operates along the route between Lima, Peru – La Havana, Cuba. We do not currently anticipate any material increase in our passenger and cargo operations to and from Cuba.

We have no offices, facilities, equipment, sales agents, or other employees in Cuba in connection with our passenger and cargo operations to and from Cuba. Our operations to and from Cuba are mainly focused on the passenger business. Our passenger operations are carried out through state-owned General Sales Agents (“GSA”) and through the hiring of state-owned ground services, such as ramp and counter services. In 2010, we entered into an agreement with a cargo GSA in connection with our cargo operations to and from Cuba, but have not conducted any operations thereunder. Except for the agreements entered into with the GSAs and the state-operated service providers, which include customary clauses for these types of agreements, we have no dealings or arrangements with the government of Cuba, or with entities controlled by the Cuban government.

LATAM does not operate any flights, directly or through code share agreements, to either Sudan or Syria. Although the Oneworld and Star Alliance alliances that we belong to have operations/flights to and from Syria and Sudan, and our passengers and cargo could eventually use those services and we may indirectly sell such tickets/cargo through interline services, we do not believe that our participation current involvement in such operations pose a material investment risk for our security holders.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

As described in more detail below, we do not consider our operations, transactions, arrangements and other contacts related to our operations to and from Cuba as constituting a material investment risk for our security holders, notwithstanding the fact that Cuba has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and asset controls. We have considered both quantitative and qualitative factors in reaching this conclusion.

Quantitative Considerations

Our revenues from our passengers operations to and from Cuba were approximately US$1,0 million in 2011, US$7,5 million in 2012 and US$9,5 million in 2013 which represented 0,03%, 0,07% and 0,12%, respectively, of our total passengers revenues. Our revenues from our cargo operations to and from Cuba were approximately US$0,03 million in 2011, US$0,03 million in 2012 and US$0,04 million in 2013, which represented 0,002%, 0,002% and 0,002%, respectively, of our total cargo revenues.

As stated above, we have no offices, facilities, equipment, sales agents, or other employees in Cuba and our operations in Cuba currently consist of three flights per week, which operates along the route between Lima, Peru – La Havana, Cuba. To provide the Staff with a sense of scale, as of December 31, 2013 LATAM operated approximately 750 international flights per week.

Non-Quantitative Considerations

With respect to non-quantitative factors, including principally the impact of our operations to and from Cuba on share value and reputation, we do not believe that such operations pose a material investment risk for our security holders. First, we do not believe that investors in shares of a non-U.S. airline headquartered in Santiago, Chile, primarily focused on Latin American air transportation would be surprised to find that we provide limited service to and from Cuba. Second, we disclose our operations to and from Cuba on our website and in our annual reports on Form 20-F. Based on communications with our investors and analysts who follow LATAM, we have no reason to believe that either our existing shareholders or potential new investors would consider our current involvement with Cuba as a factor negatively affecting our reputation or share value. Finally, our operations to and from Cuba are in accordance with all applicable governmental authorizations and permits. We respectfully submit that having limited operations to and from Cuba is not uncommon among our peer Latin American competitors in the airline industry, and represents the norm rather than the exception for that group.

In summary, notwithstanding that Cuba has been identified as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and assets controls, we do not believe that our operations to and from Cuba constitute a material investment risk for our security holders, considering both quantitative and non-quantitative factors.

*  *  *

In accordance with your request, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Gisela Escobar at (562) 2565 8785 or gisela.escobar@lan.com.

Sincerely,

/s/ Andres Osorio H.
Andres Osorio H.
Chief Financial Officer
LATAM Airlines Group S.A.

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